FRANKLIN TEMPLETON

One Franklin Parkway

San Mateo, California 94403-1906

February 3, 2023

Filed Via EDGAR (CIK #0000872625)

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:       Franklin Strategic Series (Registrant)

File Nos. 033-39088 and 811-06243

Ladies/Gentlemen:

I am writing on behalf of Franklin Strategic Series (Registrant), pursuant to Rule 477(a) under the Securities Act of 1933 to request the consent of the U.S. Securities and Exchange Commission (Commission) to the withdrawal of Post-Effective Amendment No. 93 (Amendment) to the Registrant's registration statement on Form N-1A filed under EDGAR submission type 485APOS, which was accepted via the EDGAR system at 2:55 p.m. on February 28, 2020 (Accession No. 0001379491-20-000724). The automatic effectiveness of the Amendment had been delayed pursuant to subsequent 485BXT filings with the Commission via EDGAR, as listed below (Delaying Amendments):

Post-Effective Amendment	Filing Date	Accession Number
No. 95	May 12, 2020	0000872625-20-000023
No. 97	June 10, 2020	0000872625-20-000032
No. 99	July 9, 2020	0000872625-20-000047
No. 101	August 7, 2020	0000872625-20-000058
No. 104	September 3, 2020	0000872625-20-000072
No. 107	October 1, 2020	0000872625-20-000080
No. 109	October 29, 2020	0000872625-20-000090
No. 111	November 25, 2020	0000872625-20-000097
No. 113	December 23, 2020	0000872625-20-000107
No. 116	January 21, 2021	0000872625-21-000010
No. 118	February 18, 2021	0000872625-21-000018
No. 120	March 18, 2021	0000872625-21-000024
No. 122	April 15, 2021	0000872625-21-000030
No. 124	May 13, 2021	0000872625-21-000036
No. 125	June 10, 2021	0000872625-21-000047
No. 126	July 8, 2021	0000872625-21-000050
No. 127	August 5, 2021	0001741773-21-002159
No. 129	September 2, 2021	0001741773-21-002628
No. 130	September 30, 2021	0001741773-21-002998
No. 131	October 28, 2021	0001741773-21-003647
No. 132	November 24, 2021	0001741773-21-003742
No. 133	December 22, 2021	0001741773-21-004197
No. 135	January 20, 2022	0001741773-22-000092
No. 136	February 17, 2022	0001741773-22-000284
No. 137	March 17, 2022	0001741773-22-001008
No. 138	April 13, 2022	0001741773-22-001119
No. 139	May 12, 2022	0001741773-22-001743
No. 140	June 9, 2022	0001741773-22-002163
No. 141	July 7, 2022	0001741773-22-002328
No. 142	August 4, 2022	0001741773-22-002665
No. 144	September 1, 2022	0001741773-22-003225
No. 145	September 29, 2022	0001741773-22-003484
No. 146	October 27, 2022	0001741773-22-003663
No. 147	November 23, 2022	0001741773-22-003740
No. 148	December 22, 2022	0001741773-22-004333
No. 150	January 19, 2023	0001741773-23-000058

The Amendment was filed in anticipation of the launch of new Franklin Emerging Technology Fund a series of the Registrant and the Delaying Amendments were filed for the sole purpose of delaying the effectiveness of the Amendment.  However, at the present time, the Registrant does not intend to launch Franklin Emerging Technology Fund and no securities were sold in connection with the offering.

Therefore, the Registrant respectfully requests the Commission's consent to the withdrawal of Registrant's Amendment (Accession No. 0001379491-20-000724) filed under the EDGAR submission type 485APOS and the associated Delaying Amendments listed above filed under the EDGAR submission type 485BXT.

If you have any questions regarding this request, please call Amy Fitzsimmons at (215) 564-8711.

Sincerely yours,

FRANKLIN STRATEGIC SERIES

/s/STEVEN J. GRAY

Steven J. Gray

Vice President and Co-Secretary